UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GLOBALFOUNDRIES Inc.
(Name of Issuer)

Ordinary Shares, $0.02 par value per share
(Title of Class of Securities)

G39387108
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G39387108	SCHEDULE 13G	Page 2 of 10

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mubadala Investment Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 469,501,994
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 469,501,994
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 469,501,994
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 88.3%(1)
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from GLOBALFOUNDRIES Inc. (the “Issuer”) regarding the 531,845,744 ordinary shares, $0.02 par value per share (“Ordinary Shares”) disclosed as outstanding by the Issuer in its prospectus on Form 424B4 as of October 27, 2021, filed with the Securities and Exchange Commission (the “Commission”) on October 29, 2021.

CUSIP No. G39387108	SCHEDULE 13G	Page 3 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mamoura Diversified Global Holding PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 469,501,994
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 469,501,994
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 469,501,994
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(9) 88.3%(2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(2)	The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer regarding the 531,845,744 Ordinary Shares disclosed as outstanding by the Issuer in its prospectus on Form 424B4 as of October 27, 2021, filed with the Commission on October 29, 2021.

CUSIP No. G39387108	SCHEDULE 13G	Page 4 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mubadala Technology Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 469,501,994
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 469,501,994
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 469,501,994
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 88.3%(3)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(3)	The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer regarding the 531,845,744 Ordinary Shares disclosed as outstanding by the Issuer in its prospectus on Form 424B4 as of October 27, 2021, filed with the Commission on October 29, 2021.

CUSIP No. G39387108	SCHEDULE 13G	Page 5 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mubadala Technology Investment Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 355,199,925
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 355,199,925
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,199,925
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 66.8%(4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(4)	The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer regarding the 531,845,744 Ordinary Shares disclosed as outstanding by the Issuer in its prospectus on Form 424B4 as of October 27, 2021, filed with the Commission on October 29, 2021.

CUSIP No. G39387108	SCHEDULE 13G	Page 6 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MTI International Investment Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 114,302,069
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 114,302,069
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,302,069
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.5%(5)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(5)	The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer regarding the 531,845,744 Ordinary Shares disclosed as outstanding by the Issuer in its prospectus on Form 424B4 as of October 27, 2021, filed with the Commission on October 29, 2021.

CUSIP No. G39387108	SCHEDULE 13G	Page 7 of 10

Item 1.

(a)	Name of Issuer:
GLOBALFOUNDRIES Inc.

(b)	Address of Issuer’s Principal Executive Offices:
400 Stonebreak Road Extension, Malta, New York 12020

Item 2.

(a)	Name of Person Filing:

(i) Mubadala Investment Company PJSC

(ii) Mamoura Diversified Global Holding PJSC

(iii) Mubadala Technology Investments LLC

(iv) Mubadala Technology Investment Company

(v) MTI International Investment Company LLC

(b)	Address of Principal Business Office or, if none, Residence:

(i) Mamoura A Building Abu Dhabi, 45005 United Arab Emirates

(ii) Mamoura A Building Abu Dhabi, 45005 United Arab Emirates

(iii) Mamoura A Building Abu Dhabi, 45005 United Arab Emirates

(iv) Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

(v) Mamoura A Building Abu Dhabi, 45005 United Arab Emirates

(c)	Citizenship:

(i) Please refer to Item 4 on each cover page for each Reporting Person.

(d)	Title of Class of Securities:
Ordinary Shares, $0.02 par value per share

(e)	CUSIP Number:
G39387108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

Information with respect to the Reporting Persons’ ownership as of December 31, 2021 is incorporated by reference to items (5) – (9) and (11) of the cover page for each Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. G39387108	SCHEDULE 13G	Page 8 of 10

Item 8. Identification and Classification of Member of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. G39387108	SCHEDULE 13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MUBADALA INVESTMENT COMPANY PJSC

February 11, 2022
Date /s/ Andre Namphy
Signature

Andre Namphy / Authorized Signatory
Name/Title

MAMOURA DIVERSIFIED GLOBAL HOLDING PJSC

February 11, 2022
Date /s/ Andre Namphy
Signature

Andre Namphy / Authorized Signatory
Name/Title

Mubadala Technology Investments LLC

February 11, 2022
Date /s/ Andre Namphy
Signature

Andre Namphy / Authorized Signatory
Name/Title

Mubadala Technology Investment Company

February 11, 2022
Date

/s/ Andre Namphy
Signature

Andre Namphy / Authorized Signatory
Name/Title

MTI International Investment Company LLC

February 11, 2022
Date

/s/ Andre Namphy
Signature

Andre Namphy / Authorized Signatory
Name/Title

CUSIP No. G39387108	SCHEDULE 13G	Page 10 of 10

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that the statement on Schedule 13G filed herewith shall be filed on behalf of each of the undersigned.

MUBADALA INVESTMENT COMPANY PJSC

February 11, 2022
Date /s/ Andre Namphy
Signature

Andre Namphy / Authorized Signatory
Name/Title

MAMOURA DIVERSIFIED GLOBAL HOLDING PJSC

February 11, 2022
Date /s/ Andre Namphy
Signature

Andre Namphy / Authorized Signatory
Name/Title

Mubadala Technology Investments LLC

February 11, 2022
Date /s/ Andre Namphy
Signature

Andre Namphy / Authorized Signatory
Name/Title

Mubadala Technology Investment Company

February 11, 2022
Date

/s/ Andre Namphy
Signature

Andre Namphy / Authorized Signatory
Name/Title

MTI International Investment Company LLC

February 11, 2022
Date

/s/ Andre Namphy
Signature

Andre Namphy / Authorized Signatory
Name/Title